Exhibit 99.1

press release

Statement regarding Coronavirus outbreak

19 March 2020, 08:00 CET

ArcelorMittal (‘the Company’) takes the risks associated with the coronavirus outbreak very seriously and the safety and wellbeing of our employees is of paramount importance. At all global operations we are following government and World Health Organisation advice and guidelines in order to protect employees and prevent the spread of infection.

Given the extent of the outbreak, the health and safety implications, and particularly the impact it is having on several European countries in which ArcelorMittal operates, the Company is taking steps to reduce production from its European operations to ensure the wellbeing of our employees is maintained and that production is aligned with demand. We will continue to monitor the evolution of the coronavirus in each of our operating markets and take decisions accordingly to ensure the wellbeing of our employees and our ability to meet customer demand.